UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               [GRAPHIC OMITTED]

                                   FORM 6-K

                               [GRAPHIC OMITTED]


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 June 22, 2006
               Date of Report (Date of Earliest Event Reported)

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                           Embotelladora Andina S.A.
            (Exact name of registrant as specified in its charter)
                         Andina Bottling Company, Inc.
                (Translation of Registrant's name into English)

                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                Santiago, Chile
                    (Address of principal executive office)


                               [GRAPHIC OMITTED]

                      Indicate by check mark whether the
                         registrant files or will file
                          annual reports under cover
                            Form 20-F or Form 40-F.
                      Form 20-F ___X___ Form 40-F _______

                   Indicate by check mark if the Registrant
                        is submitting this Form 6-K in
                       paper as permitted by Regulation
                              S-T Rule 101(b)(1):
                            Yes _______ No ___X____

                   Indicate by check mark if the Registrant
                        is submitting this Form 6-K in
                       paper as permitted by Regulation
                              S-T Rule 101(b)(7):
                            Yes _______ No ___X____

  Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
                            Yes _______ No ___X____


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                       ANDINA BOTTLING CORPORATION, INC.
                                (the "Company")

                              REPORT ON FORM 6-K

     Attached is an English translation of the letter dated June 20, 2006 filed by Andina Bottling Company, Inc. with the Bolsa de Comercio de Santiago and the Superintendencia de Valores y Seguros.

     By letter dated June 20, 2006, the Company reported that as authorized by the Ordinary Shareholders Meeting held on April 19 of this year, the Board resolved to distribute the following sums as interim dividend No. 152:

a) $5.60 (five pesos and sixty cents) per Series A share; and

b) $6.16 (six pesos and sixteen cents) per Series B share.

     This dividend will be paid on account of income from the 2006 fiscal year and will be available to shareholders beginning July 26, 2006. The Shareholders Registry will close on July 20, 2006 for payment of this dividend.


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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                     EMBOTELLADORA ANDINA S.A.

                                     By: /s/ Pedro Pellegrini Ripamonti
                                             --------------------------
                                             Name:   Pedro Pellegrini Ripamonti
                                             Title:  Corporate Legal Manager

Santiago, June 20, 2006